Financial Statements of

CANADIAN EVEROCK EXPLORATIONS INC.

Nine months ended June 30, 2002

(Unaudited – Prepared by Management)

CANADIAN EVEROCK EXPLORATIONS LTD.

Balance Sheets
(Prepared by Management)

	June 30, 2002 (Unaudited)	September 30,2001 (Audited)
Assets		
Current assets:		
Accounts receivable	$ 100	$ 100
Prepaid expenses	-	10,217
	100	10,317
Other::		
Mining properties	20,000	20,000
Goodwill (note 2)	75,000	$ 30,317
	$ 95,100	$ 30,317
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	$ -	$ 61
Accounts payable and accrued liabilities	25,200	4,501
	25,200	4,561
Shareholders' equity		
Share capital	280,100	205,100
Deficit	(210,200)	(179,345)
	69,900	25,755
	$ 95,100	$ 30,317

See accompanying notes unaudited to financial statements

CANADIAN EVEROCK EXPLORATIONS INC.

Statements of Operations and Deficit
Nine months ended June 30, 2002 and 2001
(Unaudited – Prepared by Management)

	2002 Unaudited		2001 Unaudited	
	3 Month Period	Year to Date	3 Month Period	Year to Date
OPERATING EXPENSES				
Legal and audit	-	9,957	-	2,375
Management fees	-	3,600	2,000	6,625
Shareholder information	300	2,098	-	752
Office, general and administration	8,500	15,200	4,853	11,735
Net loss for the period	(8,800)	(30,055)	(2,000)	(21,487)
Deficit, Beginning of Period	(201,400)	(179,345)	(176,345)	(156,858)
DEFICIT, END OF PERIOD	(210,200)	(201,400)	(178,345)	(178,345)
NET LOSS PER SHARE	$ (0.001)	$ (0.001)	$ (0.000)	$ (0.000)

CANADIAN EVEROCK EXPLORATIONS INC.

Statements of Cash Flows
Nine months ended June 30, 2002 and 2001
(Unaudited – Prepared by Management)

	2002 Unaudited		2001 Unaudited	
	3 Month Period	Year to Date	3 Month Period	Year to Date
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net loss for the period	$ (8,800)	$ (30,055)	$ (2,000)	$ (21,487)
Changes in non-cash operating capital	8,800	30,055	2,000	(5,487)
	-	-	-	(26,974)
INCREASE (DECREASE) IN CASH	-	-	-	(26,974)
CASH, BEGINNING OF PERIOD	-	-	-	26,913
CASH, END OF PERIOD	-	-	-	(61)

See accompanying notes to unaudited financial statements

CANADIAN EVEROCK EXPLORATIONS INC.

Notes to Financial Statements
Nine months ended June 30, 2002 and 2001
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed unaudited financial statements for the nine months ended June 30, 2002 and 2001 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the nine months ended June 30, 2002 and 2001 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's September 30, 2001 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Canadian Everock Explorations Inc. (the "Company") as set out in the September 30, 2001 audited financial statements, except for the following:

-The Company has adopted CICA Section 3062 – Goodwill and Other Intangible Assets. Prior to its adoption with year-ends commencing before January 1, 2002 goodwill was amortized over its estimated useful life which could not exceed 40 years. Under the new accounting policy goodwill is initially recorded at cost. Should there be a permanent impairment in value goodwill will be written down to fair market value.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2002 are not indicative of the results that may be expected for the full year ended September 30, 2002.

2. Acquisition of Eclipse Mining Corporation:

At a meeting of shareholders on November 20, 2000, approval of the acquisition of 100% of the common shares of Eclipse Mining Corporation ("Eclipse") in exchange for the issuance of 7,500,000 common shares of the Company was ratified. On May 17, 2002, the Company and Eclipse signed an amending agreement whereby the shares will not become valid, freely transferable, voting and part of the Companies "Paid Up Capital" until the expiry of a discretionary due diligence period which prior to June 30, 2002. On the date of completion, the shares were deemed to be issued for a consideration $0.01 per share for gross deemed proceeds of $75,000.

On November 20, 2000, the Company held various options to acquire certain claims in the Carmin and Langmuire Townships and a 100% interest in 256 hectares of oil and gas properties in Alberta. These options expired prior to June 30, 2002.

The acquisition of Eclipse has been accounted for using the purchase method of accounting known as a "Reverse Takeover" as the exchange of shares leaves the shareholders of the Company with the majority of the issued and outstanding shares of Eclipse. Using this method of accounting the Company is deemed to be the purchaser and accordingly, its assets were brought at their book vale. In addition the assets acquired from Eclipse have been recorded at there fair market value.

2. Acquisition of Eclipse Mining Corporation (continued):

The net assets acquire are as follows:

Assets acquired:	
Goodwill	$75,000
	$ 75,000
Consideration given:	
Issuance 7,500,000 common shares	$75,000
	$75,000

3 Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Amount	Number of shares
Balance, September 30, 2001	12,160,000	$ 205,100
Common shares:		
Issued for:		
Shares of Eclipse Mining Corporation (note 2)	7,500,000	75,000
Balance, June 30, 2002	19,660,000	$ 280,100

4. Income taxes:

At June 30, 2002 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.